U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated April 29, 2025

Commission File Number 1-14878

GERDAU S.A.

(Translation of Registrant’s Name into English)

Av. Dra. Ruth Cardoso, 8,501 – 8° andar

São Paulo, São Paulo - Brazil CEP 05425-070

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Exhibit Index

Exhibit	Description of Exhibit

99.1	Gerdau S.A. Quarterly Results 1Q25
99.2	Notice to Shareholders—Payment of Dividends, April 28, 2025
99.3	Material Fact, April 28, 2025
99.4	Notice to the Market, April 28, 2025
99.5	Material Fact, April 28, 2025
99.6	1Q25 Earnings Release, April 29, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2025

GERDAU S.A.

By:	/s/ Rafael Dorneles Japur
Name:	Rafael Dorneles Japur
Title:	Executive Vice President
Investor Relations Director